FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

August 20, 2007

Item 3.	News Release

On August 20, 2007, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

On August 20, 2007, TAG announced that Mr. Drew Cadenhead has tendered his resignation as Chief Executive Officer, President and as a Director of the Company, effective September 1, 2007. Mr. Garth Johnson, a TAG Director and the Chief Financial Officer, has accepted the position of Chief Executive Officer.

Item 5.	Full Description of Material Change

On August 20, 2007, TAG announced today that, for personal reasons, Mr. Drew Cadenhead has tendered his resignation as Chief Executive Officer, President and as a Director of the Company, effective September 1, 2007. Mr. Garth Johnson, a TAG Director and the Chief Financial Officer, has accepted the position of Chief Executive Officer and TAG’s board will be evaluating the Company’s executive management needs. Mr. Cadenhead will remain with the Company in a consulting role during an agreed transition period to ensure an orderly hand-off of his duties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 609-3350

Item 9.	Date of Report

August 20, 2007